Exhibit 99.1

BIT Mining Limited Announces Unaudited Financial Results

for the First Quarter ended March 31, 2023

AKRON, Ohio, May 30, 2023/PRNewswire/—BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency mining company, today reported its unaudited financial results for the first quarter ended March 31, 2023.

Cryptocurrency Business Progress

BIT Mining has four primary business segments covering self-mining, mining pool, data center operation and mining machine manufacturing. The Company is pursuing its development strategy to focus on cryptocurrency mining operations globally.

Mining Machine Manufacturing

Our subsidiary, Bee Computing, has launched the latest generation of its popular DOGE/LTC mining machine, model LD4 ("LD4"), an aluminum Printed Circuit Board ("PCB") and a single airflow channel mining machine design.

•

The engineering sample of our next generation BTC mining ASIC has finished its assembly and testing. The system design team is currently working on ASIC validation and completing the hash board to bring up the hash rate. We anticipate the hardware and software design will be optimized by August 2023, at which time we will have the first engineering demo sample of the mining machine.

•

We have successfully produced more than 7,920 DOGE/LTC mining machines with a total theoretical hash rate capacity of approximately 37,742 GH/s. We have deployed all of the DOGE/LTC mining machines at the cryptocurrency mining data center we host in Akron, Ohio (the “Ohio Mining Site”) for use in our self-mining business.

Self-mining

As of today, the total hash rate capacity of our online DOGE/LTC mining machines is approximately 31,327 GH/s. For the three months ended March 31, 2023, we produced 31.6 million DOGE and 17,169 LTC from our DOGE/LTC cryptocurrency mining operations, and recognized revenue of approximately US$4.1 million.

Due to continued declines in cryptocurrency markets since the second half of 2022, we suspended the operation of certain types of BTC mining machines. Despite the modest recovery and narrow growth in cryptocurrency asset prices, there remains considerable uncertainty in the market. Facing with this current environment, we are still determined to improve our quality and efficiency. As of today, the total hash rate capacity of our online BTC mining machines is approximately 64 PH/s. For the three months ended March 31, 2023, we produced 99 BTC from our BTC cryptocurrency mining operations, and recognized revenue of approximately US$2.1 million.

Mining Pool

Supported by the growth in cryptocurrency prices in the first quarter of 2023, our mining pool business revenue increased from US$53.9 million for the three months ended December 31, 2022 to US$60.0 million for the three months ended March 31, 2023.

Data Center Operation

During the first quarter of 2023, our 82.5 megawatt space (the “82.5 Megawatt Space”) in the Ohio Mining Site recognized approximately $5.9 million in service fee revenue, an increase of 13% sequentially compared with the fourth quarter of 2022.

From April 24, 2023 to May 26, 2023, the Ohio Mining Site experienced a continuous power outage. The outage from April 24, 2023 to April 28, 2023 was caused by the utility company serving the Ohio Mining Site (the “Utility Company”) temporarily suspending electricity supply to the Ohio Mining Site for maintenance purposes. The outage after the completion of maintenance, was caused by a failure by our partner, Viking Data Centers LLC (the “VDC”), to timely settle charges with the Utility Company. VDC was responsible for settling such charges on a regular basis per relevant agreements with us. VDC failed to timely pay the Utility Company despite our having timely paid VDC for our portion of the electricity bills. We were officially aware of this fact on May 25, 2023, at the first tripartite meeting with VDC and the Utility Company.

Although the electricity supply to the Ohio Mining Site was ultimately restored, we have demanded that VDC compensate us for losses we incurred due to the extended power outage. We reserve all of our rights under our Restructuring and Spin-Off Agreement with VDC, as well as our claims under other relevant agreements. Furthermore, we are actively working with the Utility Company to install a separate meter and service line for the 82.5 Megawatt Space, and have established a collaboration with a new data center for contingency purposes.

“We are pleased to report first quarter results that demonstrate a quarter-over-quarter improvment in both top- and bottom-line results as the cryptocurrency market began to rebound early in 2023. During the first quarter, even with continued market uncertainties and pressures, we stayed focused on our development strategy and investing in our future growth,” said Xianfeng Yang, CEO of BIT Mining. “In May, we launched the latest generation of our popular Dogecoin / Litecoin mining machine, the model LD4. This ground-breaking model provides significant improvements in both efficiency and technological advancement over the prior generation. With the assembly and testing complete, we are now in the process of validating the ASIC and finalizing the hash board to bring up the hash rate. We anticipate the hardware and software design will be optimized by August 2023, and expect to have the first engineering demo sample of the mining machine. We also announced our strategic alliance with Chain Reaction to develop the next-generation systems for bitcoin mining based on Chain Reaction’s Electrum ASIC solution. As a leading cryptocurrency mining machine company, we will stay committed to further pushing the boundaries of technology and broadening our footprint in the industry value chain. We will continue to uphold our value proposition, contributing to accelerating the industry’s efficiency while creating long-term value for our shareholders.”

First Quarter 2023 Highlights

•	Revenues were US$72.9 million in the first quarter of 2023, representing a sharp decrease of US$223.8 million from US$296.7 million for the first quarter of 2022, and an increase of US$11.9 million from US$61.0 million for the fourth quarter of 2022. Revenues during the first quarter of 2023 were primarily comprised of US$60.0 million in revenue contribution from the mining pool business.

•	Operating loss was US$6.0 million in the first quarter of 2023, representing an increase of US$4.4 million from US$1.6 million for the first quarter of 2022, and a decrease of US$109.8 million from US$115.8 million for the fourth quarter of 2022.

•	Non-GAAP operating loss[1] was US$5.2 million in the first quarter of 2023, as compared with non-GAAP operating loss of US$0.1 million for the first quarter of 2022, and non-GAAP operating loss of US$18.0 million for the fourth quarter of 2022.

•	Net loss attributable to BIT Mining was US$4.9 million in the first quarter of 2023, as compared with net loss attributable to BIT Mining of US$0.3 million for the first quarter of 2022, and net loss attributable to BIT Mining of US$117.5 million for the fourth quarter of 2022.

•	Non-GAAP net loss[1] attributable to BIT Mining was US$4.2 million in the first quarter of 2023, as compared with non-GAAP net income attributable to BIT Mining of US$1.1 million for the first quarter of 2022, and non-GAAP net loss attributable to BIT Mining of US$17.5 million for the fourth quarter of 2022.

•	Basic and diluted losses per American Depositary Share (“ADS”)[2] attributable to BIT Mining Limited for the first quarter of 2023 were US$0.46.

•	Non-GAAP basic and diluted losses per ADS[2] attributable to BIT Mining Limited for the first quarter of 2023 were US$0.39.

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses, impairment of property and equipment, impairment of intangible assets, impairment of goodwill, impairment of long-term investments, and changes in fair value of contingent considerations. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

2 The Company changed the ratio of ADSs to its Class A ordinary shares (the “ADS Ratio”), par value US$0.00005 per share, from the former ADS Ratio of one (1) ADS to ten (10) Class A ordinary shares, to the current ADS Ratio of one (1) ADS to one hundred (100) Class A ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change was effective at the start of trading on December 23, 2022.

First Quarter 2023 Financial Results

 Revenues

Revenues were US$72.9 million for the first quarter of 2023, representing a sharp decrease of US$223.8 million or 75.4% from US$296.7 million for the first quarter of 2022 and an increase of US$11.9 million or 19.5% from US$61.0 million for the fourth quarter of 2022. The year-over-year decrease was mainly attributable to continuous declines in cryptocurrency prices since the second quarter of 2022. The sequential increase was mainly attributable to the recovering of cryptocurrency assets market and current growth of cryptocurrency assets prices in the first quarter of 2023. Revenues were mainly comprised of US$60.0 million from the mining pool business and US$7.0 million from the self-mining business.

Operating Costs and Expenses

Operating costs and expenses were US$78.9 million for the first quarter of 2023, representing a sharp decrease of US$217.1 million or 73.3% from US$296.0 million for the first quarter of 2022, and an increase of US$1.2 million or 1.5% from US$77.7 million for the fourth quarter of 2022.

Cost of revenue was US$71.7 million for the first quarter of 2023, representing a sharp decrease of US$216.2 million or 75.1% from US$287.9 million for the first quarter of 2022, and an increase of US$0.6 million or 0.8% from US$71.1 million for the fourth quarter of 2022. The year-over-year decrease was mainly attributable to (i) a significant decrease of US$210.6 million in cost for the allocation to pool participants associated with the mining pool business and (ii) a decrease of US$5.6 million in depreciation and amortization expense. The sequential increase was mainly due to (i) an increase of US$6.0 million in cost for the allocation to pool participants associated with the mining pool business, which was partially offset by (ii) a decrease of US$5.4 million in depreciation and amortization. Cost of revenue was comprised of the direct cost of revenue of US$69.3 million and depreciation and amortization of US$2.4 million. The direct cost of revenue mainly included direct costs relating to (i) the mining pool business of US$59.3 million, (ii) the data center business of US$7.3 million and (iii) the cryptocurrency mining business of US$5.1 million.

Sales and marketing expenses were US$0.1 million for the first quarter of 2023, representing a decrease of US$0.1 million or 50.0% from US$0.2 million for the first quarter of 2022, and unchanged from the fourth quarter of 2022.

General and administrative expenses were US$6.5 million for the first quarter of 2023, representing a minor decrease of US$0.3 million or 4.4% from US$6.8 million for the first quarter of 2022, and an increase of US$0.7 million or 12.1% from US$5.8 million for the fourth quarter of 2022. The year-over-year decrease was mainly due to (i) a decrease of US$1.2 million in share-based compensation expenses associated with fewer share options granted to the Company’s directors and employees, (ii) a decrease of US$1.1 million in legal and compliance consulting expenses, and (iii) a decrease of US$0.7 million in operating expenses, which was partially offset by (iv) an increase of US$2.7 million in consulting expenses related to production of the Company’s LD4 DOGE/LTC mining machine. The sequential increase was mainly due to an increase of US$0.5 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees in the first quarter of 2023.

Service development expenses were US$0.6 million for the first quarter of 2023, representing a decrease of US$0.5 million or 45.5% from US$1.1 million for the first quarter of 2022, and a decrease of US$0.1 million or 14.3% from US$0.7 million for the fourth quarter of 2022. The year-over-year decrease was mainly due to a decrease of US$0.5 million in staff costs and benefits as a result of a decrease in headcount.

Net Gain on Disposal of Cryptocurrency Assets

Net gain on disposal of cryptocurrency assets was US$1.9 million for the first quarter of 2023, representing a decrease of US$3.0 million from US$4.9 million for the first quarter of 2022, and a decrease of US$3.9 million from US$5.8 million for the fourth quarter of 2022, by using first-in-first-out (“FIFO”) to calculate the cost of disposition during the first quarter of 2023.

Impairment of Cryptocurrency Assets

Impairment of cryptocurrency assets was US$1.6 million for the first quarter of 2023, representing a decrease of US$6.1 million from US$7.7 million for the first quarter of 2022 and a decrease of US$1.7 million from US$3.3 million for the fourth quarter of 2022, mainly due to provisions for impairment of cryptocurrency assets held as a result of fluctuations in cryptocurrency prices.

Impairment of Property and Equipment

Impairment of property and equipment was nil for the first quarter of 2023 and 2022, and was US$22.6 million for the fourth quarter of 2022, which was mainly due to the provision for impairment of mining machines in Kazakhstan and the U.S.

Impairment of Intangible Assets

Impairment of intangible assets was nil for the first quarter of 2023 and 2022, and was US$48.6 million for the fourth quarter of 2022, which was mainly due to impairment of the brand name and domain that the Company acquired through its acquisition of BTC.com in April 2021.

Impairment of Goodwill

Impairment of goodwill was nil for the first quarter of 2022 and 2023, and was US$26.6 million for the fourth quarter of 2022, which was mainly due to the impairment of equity value that the Company acquired through its acquisition of BTC.com in April 2021.

Operating Loss

Operating loss was US$6.0 million for the first quarter of 2023, compared with operating loss of US$1.6 million for the first quarter of 2022, and operating loss of US$115.8 million for the fourth quarter of 2022.

Non-GAAP operating loss was US$5.2 million for the first quarter of 2023, compared with non-GAAP operating loss of US$0.1 million for the first quarter of 2022, and non-GAAP operating loss of US$18.0 million for the fourth quarter of 2022. The year-over-year increase in non-GAAP operating loss was mainly due to a decrease in gross profit from the cryptocurrency business, which was mainly attributable to lower cryptocurrency prices compared to the corresponding reporting period. The sequential decrease in non-GAAP operating loss was mainly due to an increase in gross profit from the cryptocurrency business, which was mainly attributable to higher cryptocurrency prices compared to the corresponding reporting period.

Net Loss Attributable to BIT Mining

Net loss attributable to BIT Mining was US$4.9 million for the first quarter of 2023, compared with net loss attributable to BIT Mining of US$0.3 million for the first quarter of 2022, and net loss attributable to BIT Mining of US$117.5 million for the fourth quarter of 2022. The year-over-year increase in net loss attributable to BIT Mining was mainly due to (i) a decrease of US$7.6 million in gross profit from the cryptocurrency business, which was mainly attributable to lower cryptocurrency prices compared to the corresponding reporting period; (ii) a decrease of US$6.1 million in impairment of cryptocurrency assets; and (iii) a decrease of US$3.0 million in net gain on disposal of cryptocurrency assets. The sequential decrease in net loss attributable to BIT Mining was mainly due to the impairment of intangible assets and goodwill related to BTC.com and the impairment of mining machines in the fourth quarter of 2022 while there was no such item in the current period.

Non-GAAP net loss attributable to BIT Mining was US$4.2 million for the first quarter of 2023, compared with non-GAAP net income attributable to BIT Mining of US$1.1 million for the first quarter of 2022, and non-GAAP net loss attributable to BIT Mining of US$17.5 million for the fourth quarter of 2022. Both the year-over-year increase, and sequential decrease, in non-GAAP net loss attributable to BIT Mining were mainly due to the changes of gross profits or losses of the cryptocurrency business as mentioned above.

Cash and Cash Equivalents, Restricted Cash and Short-term Investment

As of March 31, 2023, the Company had cash and cash equivalents of US$4.6 million, restricted cash3 of US$0.1 million and short-term investment4 of US$2.4 million, compared with cash and cash equivalents of US$5.4 million, restricted cash of US$0.1 million and short-term investment of US$2.4 million as of December 31, 2022.

Cryptocurrency Assets

As of March 31, 2023, the Company had cryptocurrency assets of US$18.4 million in aggregate, which is the U.S. dollar equivalent of 289 BTC, 3,243 ETH, 69.5 million DOGE and various other cryptocurrency assets, including those generated from its mining pool and cryptocurrency mining businesses.

3 Restricted cash represents deposits in merchant banks yet to be withdrawn.

4 Short-term investment represents fixed coupon notes with original maturities of greater than three months but less than a year.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, data center operation and mining machine manufacturing. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETC and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, enabling the Company’s self-efficiency through vertical integration with its supply chain.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

As a supplement to net loss, we use the non-GAAP financial measure of adjusted net loss which is U.S. GAAP net loss as adjusted to exclude share-based compensation expenses, impairment of property and equipment, impairment of intangible assets, impairment of goodwill, impairment of long-term investments, and changes in fair value of contingent considerations. All adjustments are non-cash and we believe they are not reflective of our general business performance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net loss. In addition, our definition of adjusted net loss may be different from the definition of such term used by other companies, and therefore comparability may be limited.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com

BIT Mining Limited Condensed Consolidated Balance Sheets (Amounts in thousands of U.S. dollars ("US$"), except for number of shares)

	December 31, 2022	March 31, 2023
	US$	US$
	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	5,448	4,618
Restricted cash	126	126
Short-term investment	2,360	2,360
Accounts receivable	4,120	4,748
Prepayments and other current assets	8,310	9,992
Cryptocurrency assets	14,972	18,359
Total current assets	35,336	40,203

Non-current assets:
Property and equipment, net	27,220	30,904
Intangible assets, net	3,314	2,994
Deposits	2,387	2,470
Long-term investments	8,049	6,659
Right-of-use assets	4,135	3,833
Long-term prepayments and other non-current assets	6,363	1,108
Total non-current assets	51,468	47,968

TOTAL ASSETS	86,804	88,171

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	23,425	30,096
Accrued payroll and welfare payable	819	449
Accrued expenses and other current liabilities	5,155	4,502
Income tax payable	73	73
Operating lease liabilities - current	1,367	1,291
Total current liabilities	30,839	36,411

Non-current liabilities:
Operating lease liabilities - non-current	2,837	2,585
Total non-current liabilities	2,837	2,585

TOTAL LIABILITIES	33,676	38,996

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 shares authorized as of December 31, 2022 and March 31, 2023; 1,063,813,210 and 1,111,232,210 shares issued and outstanding as of December 31, 2022 and March 31, 2023, respectively	54	54
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2022 and March 31, 2023; 65,000 shares issued and outstanding as of December 31, 2022 and March 31, 2023	-	-
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2022 and March 31, 2023; 99 shares issued and outstanding as of December 31, 2022 and March 31, 2023	-	-
Additional paid-in capital	620,807	621,561
Treasury shares	(21,604)	(21,604)
Accumulated deficit and statutory reserve	(542,169)	(547,086)
Accumulated other comprehensive loss	(3,960)	(3,750)
Total shareholders' equity	53,128	49,175

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	86,804	88,171

BIT Mining Limited Condensed Consolidated Statements of Comprehensive Loss (Amounts in thousands of U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	US$	US$	US$
	Unaudited	Unaudited	Unaudited
Revenues	296,678	61,043	72,872

Operating costs and expenses:
Cost of revenue	(287,904)	(71,062)	(71,708)
Sales and marketing expenses	(159)	(120)	(135)
General and administrative expenses	(6,849)	(5,846)	(6,474)
Service development expenses	(1,107)	(682)	(556)
Total operating costs and expenses	(296,019)	(77,710)	(78,873)
Other operating income	255	82	1
Government grant	-	2	-
Other operating expenses	(903)	(3,964)	(302)
Net gain on disposal of cryptocurrency assets	4,859	5,843	1,881
Impairment of cryptocurrency assets	(7,673)	(3,321)	(1,557)
Changes in fair value of contingent considerations	1,247	-	-
Impairment of property and equipment	-	(22,641)	-
Impairment of intangible assets	-	(48,555)	-
Impairment of goodwill	-	(26,569)	-
Operating loss	(1,556)	(115,790)	(5,978)
Other income, net	532	531	90
Interest income	72	25	40
Interest expense	(174)	-	-
Gain from equity method investments	152	8	931
Impairment of long-term investments	-	(2,250)	-
Loss before income tax	(974)	(117,476)	(4,917)
Income tax benefits	-	-	-
Net loss	(974)	(117,476)	(4,917)
Less: Net loss attributable to noncontrolling interests	(696)	-	-
Net loss attributable to BIT Mining Limited	(278)	(117,476)	(4,917)
Other comprehensive income
Foreign currency translation gain	261	236	210
Other comprehensive income, net of tax	261	236	210
Comprehensive loss	(713)	(117,240)	(4,707)
Less: Comprehensive loss attributable to noncontrolling interests	(649)	-	(130)
Comprehensive loss attributable to BIT Mining Limited	(64)	(117,240)	(4,577)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	710,078,169	1,063,813,210	1,075,002,062
Diluted	710,078,169	1,063,813,210	1,075,002,062

Losses per share attributable to BIT Mining Limited-Basic and Diluted
Net loss	(0.00)	(0.11)	(0.00)

Losses per ADS* attributable to BIT Mining Limited-Basic and Diluted
Net loss	(0.04)	(11.04)	(0.46)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

Losses per ADS have been retrospectively adjusted for the ADS Ratio Change from the former ADS Ratio of 1 ADS to 10 Class A ordinary shares, to the current ADS Ratio of 1 ADS to 100 Class A ordinary shares, effective on December 23, 2022.

BIT Mining Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of U.S. dollars (“US$”),
except for number of shares, per share (or ADS) data)

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	US$	US$	US$
	Unaudited	Unaudited	Unaudited
Operating loss	(1,556)	(115,790)	(5,978)
Adjustment for share-based compensation expenses	2,667	-	754
Adjustment for impairment of intangible assets		48,555	-
Adjustment for impairment of property and equipment	-	22,641	-
Adjustment for changes in fair value of contingent considerations	(1,247)	-	-
Adjustment for impairment of goodwill	-	26,569	-
Adjusted operating loss (non-GAAP)	(136)	(18,025)	(5,224)

Net loss attributable to BIT Mining Limited	(278)	(117,476)	(4,917)
Adjustment for share-based compensation expenses	2,667	-	754
Adjustment for impairment of intangible assets	-	48,555	-
Adjustment for impairment of goodwill	-	26,569	-
Adjustment for impairment of long-term investments	-	2,250	-
Adjustment for impairment of property and equipment	-	22,641	-
Adjustment for changes in fair value of contingent considerations	(1,247)	-	-
Adjusted net income (loss) attributable to BIT Mining Limited (non-GAAP)	1,142	(17,461)	(4,163)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	710,078,169	1,063,813,210	1,075,002,062
Diluted	710,078,169	1,063,813,210	1,075,002,062

Earnings (Losses) per share attributable to BIT Mining Limited (non-GAAP)- Basic and Diluted
Net income (loss) (non-GAAP)	0.00	(0.02)	(0.00)

Earnings (Losses) per ADS* attributable to BIT Mining Limited (non-GAAP)- Basic and Diluted
Net income (loss) (non-GAAP)	0.16	(1.64)	(0.39)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

Losses per ADS have been retrospectively adjusted for the ADS Ratio Change from the former ADS Ratio of 1 ADS to 10 Class A ordinary shares, to the current ADS Ratio of 1 ADS to 100 Class A ordinary shares, effective on December 23, 2022.